Exhibit 8.1

List of Significant Subsidiaries

Company	Place of Incorporation
Ceragon Networks, Inc.	New Jersey
Ceragon Networks AS	Norway
Ceragon America Latina Ltda.	Brazil
Ceragon Telecommunicaciones Latin America S.A.	Venezuela
Ceragon Argentina s.a.	Argentina
Ceragon Networks s.r.o.	Slovakia
Ceragon Networks, S.A. de C.V.	Mexico
Ceragon Networks (India) Private Limited	India